UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Pinson, Kimberly A.
   2728 N. Harwood
   Dallas, TX  75201
2. Issuer Name and Ticker or Trading Symbol
   Centex Development Company, L.P.
   trades in tandem with Centex Corporation - CTX
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   03/31/98
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President, Treasurer and Controller
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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
Warrants to Purchase Cla|        |3/22/|A   |.00121(1)  |A  |     |     |Warrants to |.000121|       |.000121(1)  |D  |            |
ss B Units of Limited Pa|        |98   |    |           |   |     |     |Purchase Uni|(1)    |       |            |   |            |
rtnership               |        |     |    |           |   |     |     |ts          |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                        |        |     |    |           |   |     |     |Warrants to |.000784|       |.0007842(2) |I  |            |
                        |        |     |    |           |   |     |     |Purchase Uni|2(2)   |       |            |   |            |
                        |        |     |    |           |   |     |     |ts          |       |       |            |   |            |
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
Explanation of Responses:
(1) Pursuant to a Nominee Agreement dated November 30, 1987, each person who is the beneficial owner of shares of Centex Corporation ("Centex") common Stock is also the beneficial owner of an undivided interest in 900 warrants (the "Warrants") to purchase Class B units of limited partnership interest in Centex Development
Company, L.P. ("CDC") at an exercise price of $500 per Class B unit, which Warrants are held of record by Chemical Bank, as successor nominee. Each beneficial owner's proportionate interest in the Warrants is equal to the number of shares of Centex Common Stock he owns divided by the total number of shares of Centex Common
Stock outstanding from time to time. The exercise price for the Warrants will be determined at the time they become exercisable based on the number of Warrants that are then exercisable, the manner in which the
Warrants are subdivided is at the discretion of the general partner of CDC and the number of shares of Centex
Common Stock outstanding at that time. The Warrants will be exercisable for a 90-day period commencing on a date to be extended by a vote of the Centex stockholders. Until the Nominee Agreement is terminated with respect to the Warrants and certificates evidencing the Warrants are issued in the name of the beneficial owners thereof, the Reporting Person has no right to obtain a certificate evidencing his beneficial interest in the Warrants or to dispose of the Warrants separate from Centex Common Stock. Computations set forth in this Form have been made using 59,472,078 shares of Centex Common Stock outstanding as reported in Centex Corporation's Form
10-Q for fiscal quarter ending
12/31/97.
(2) These shares were acquired during the fiscal year ending March 31, 1998 under the Centex Corporation Profit
Sharing Plan at prices ranging from $12.9375 to $20.875 per share in transactions that were exempt from Section
16(b) but required to be reported by virtue of Rule 16a-8(b)(3). The information is provided as of March 31, 1998, and is based upon the most recently available plan information.
SIGNATURE OF REPORTING PERSON
\s\ Kimberly A. Pinson
DATE
May 14, 1998